UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 21, 2023, Aptorum Group Limited (the “Company”) held an Extraordinary Special Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on 2 proposals. The Meeting also served as the requisite separate class meetings for the holders of Class A Ordinary Shares and Class B Ordinary Shares. At the beginning of the Meeting, there were 20,994,717 votes represented in person or by proxy, which represented approximately 88% of the total voting power of the shares entitled to vote,  a quorum was present for the transaction of business among all classes of ordinary shares.

At the Meeting, the following proposals were voted on:

●

To approve by a special resolution a merger of the Company with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company would be the surviving company on the terms of the Plan of Merger (the “Merger”) be and is hereby approved; and the plan of merger, including the change in par value in Company shares from USD10 to USD0.00001 (the “Plan of Merger”) be and is hereby approved and any Director of the Company is authorized to agree and finalize the terms of, and to execute, the same.

There were no broker non-votes. This proposal was approved via the following vote:

For	Against	Abstain
20,987,482	7,226	9

●

Subject to shareholders’ approval of Proposal 1, to approve by a special resolution that an amendment and restatement of the Company’s Second Amended and Restated Memorandum and Articles of Association (the “M&A”) in the form of the Third Amended and Restated Memorandum and Articles of Association attached as Exhibit 1.1 to this Report,  to reflect (i) the Merger; (ii) the voting rights of the Class B Ordinary Shares be increased from 10 votes per share to 100 votes per share; (iii) a staggered board of directors consisting of three (3) classes, such that only one (1) class is subject to re-election each year; (iv) to increase the number of Class A Ordinary Shares authorized; (v) reducing the vote required for class consent from two-thirds (2/3) to a simple majority; and (vi) to decrease the number of days for effective service by post to shareholders from 14 days to 3 days (collectively, the “Amendments of M&A”) and that the draft Third Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing M&A with effect from the date of the registration of the Merger with the Registrar of Companies of the Cayman Islands; and the registered office provider of the Company be instructed to file the Third Amended and Restated Memorandum and Articles of Association and these resolutions with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the memorandum and articles of association in the Cayman Islands.

There were no broker non-votes. This proposal was approved via the following votes:

Class A Ordinary Shares and Class B Ordinary Shares Voting Together as a Class:

For	Against	Abstain
20,953,661	41,047	9

Class A Ordinary Shares Voting as a Separate Class:

For	Against	Abstain
423,771	41,047	9

Class B Ordinary Shares Voting as a Separate Class:

For	Against	Abstain
20,529,890	0	0

Since both proposals were approved by the requisite votes, the Plan of Merger and the Third Amended and Restated Memorandum and Articles of Association were submitted to the Cayman Registrar on February 21, 2023. We shall file an amendment to this Current Report to disclose when they are registered and effective.

Due to the notice rules of Euronext, the Company’s Class A Ordinary Shares may be suspended from trading on the Euronext until the Merger and Third Amended and Restated Memorandum and Articles of Association are processed, which could take up to 5 business days. The trading on NASDAQ will not be suspended.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-235819) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: February 22, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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